UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Name: Invesco Securities Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
11 Greenway Plaza, Suite 1000,
Houston, Texas 77046
Telephone Number (including area code): (713) 626-1919
Name and address of agent for service of process:
John M. Zerr, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 1000
Houston, Texas 77046
With copies of Notices and Communications to:
E. Carolan Berkley, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☑       NO ☐

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the state of Texas on the 16th day of January, 2013.

Invesco Securities Trust (REGISTRANT)
By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

Attest:

/s/ Peter Davidson
Name:	Peter Davidson
Title:	Assistant Secretary